UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RESTORGENEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76132G105 (common stock); 761994342 (warrant)

(CUSIP Numbers)

David E. Smith

c/o Coast Asset Management, LLC

11150 Santa Monica Boulevard, Suite 1400

Los Angeles, California 90025

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000
	6	SHARED VOTING POWER 1,015,000
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 1,015,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,015,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,015,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,015,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,015,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON* PN – Partnership

*	See Instructions

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,015,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,015,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 6 OF 12 PAGES

Item 1.	(a) Name of Issuer:
RestorGenex Corporation

(b) Address of Issuer’s Principal Executive Offices:
2150 E. Lake Cook Road, Suite 750, Buffalo Grove, Illinois 60089

Item 2.	(a) Name of Person Filing:

(b) Address of Principal Business Office or, if None, Residence:

(c) Citizenship:
(a) David E. Smith (b) 11150 Santa Monica Boulevard, Suite 1400, Los Angeles, California 90025 (c) United States of America
(a) Shamus, LLC (b) 11150 Santa Monica Boulevard, Suite 1400, Los Angeles, California 90025 (c) Delaware
(a) The Coast Fund L.P. (b) 11150 Santa Monica Boulevard, Suite 1400, Los Angeles, California 90025 (c) Cayman Islands
(a) Coast Offshore Management (Cayman), Ltd. (b) 11150 Santa Monica Boulevard, Suite 1400, Los Angeles, California 90025 (c) Cayman Islands

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share

(e) CUSIP Numbers:

76132G105 (common stock); 761994342 (warrant)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 7 OF 12 PAGES

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

David E. Smith – 1,035,000

Shamus, LLC – 1,015,000

The Coast Fund L.P. – 1,015,000

Coast Offshore Management (Cayman), Ltd. – 1,015,000

(b)	Percent of class:

David E. Smith – 5.5%

Shamus, LLC – 5.4%

The Coast Fund L.P. – 5.4%

Coast Offshore Management (Cayman), Ltd. – 5.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

David E. Smith – 20,000

Shamus, LLC – 0

The Coast Fund L.P. – 0

Coast Offshore Management (Cayman), Ltd. – 0

(ii)	Shared power to vote or to direct the vote

David E. Smith – 1,015,000

Shamus, LLC – 1,015,000

The Coast Fund L.P. – 1,015,000

Coast Offshore Management (Cayman), Ltd. – 1,015,000

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 8 OF 12 PAGES

(iii)	Sole power to dispose or to direct the disposition of

David E. Smith – 20,000

Shamus, LLC – 0

The Coast Fund L.P. – 0

Coast Offshore Management (Cayman), Ltd. – 0

(iv)	Shared power to dispose or to direct the disposition of

David E. Smith – 1,015,000

Shamus, LLC – 1,015,000

The Coast Fund L.P. – 1,015,000

Coast Offshore Management (Cayman), Ltd. – 1,015,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

N/A

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 9 OF 12 PAGES

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

N/A

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 10 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015

DAVID E. SMITH

/s/ David E. Smith

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT
(CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT
(CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

The original statement shall be signed by each person on whose behalf the statement is filed or that person’s authorized representative. If the statement is signed on behalf of a person by that person’s authorized

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 11 OF 12 PAGES

representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath that person’s signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).

CUSIP Nos.	76132G105 (common stock); 761994342 (warrant)	SCHEDULE 13G	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of February 23, 2015, by and among the Reporting Persons (filed herewith).

2	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Form 8-K, filed by RestorGenex Corporation on April 29, 2014).